UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65365/September 21, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14508

In the Matter of :	
:	ORDER MAKING
COLORADO WYOMING RESERVE CO., :	FINDINGS AND REVOKING
GRANT LIFE SCIENCES, INC., :	REGISTRATIONS BY
NOXSO CORP., :	DEFAULT AS TO THREE
OMNI MEDICAL HOLDINGS, INC., and :	RESPONDENTS
TSI, INC. :	

    The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on August 18, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by August 22, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due September 6, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer.[1]

    Colorado Wyoming Reserve Co. (Colorado), Grant Life Sciences, Inc. (Grant Life), and Omni Medical Holdings, Inc. (Omni), (collectively, Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

    Colorado (CIK No. 318852) is a dissolved Wyoming corporation located in Grand Junction, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Colorado is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $554,349 for the prior nine months. As of August 15, 2011, the common stock of Colorado (stock symbol "CWYR") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[1] The proceeding has ended as to Respondents TSI, Inc., and NOXSO Corp. See Colorado Wyoming Reserve Co., Exchange Act Release Nos. 65334 (Sept. 14, 2011) and 65304 (Sept. 9, 2011), respectively.

Grant Life (CIK No. 1210336) is a revoked Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Grant Life is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $5,132,638 for the prior three months. As of August 15, 2011, the common stock of Grant Life (stock symbol "GLIF") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Omni (CIK No. 1085402) is an expired Utah corporation located in Littleton, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Omni is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2005, which reported a net loss of $1,752,431 for the prior nine months. As of August 15, 2011, the common stock of Omni (stock symbol "OMHI") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Colorado Wyoming Reserve Co., Grant Life Sciences, Inc., and Omni Medical Holdings, Inc., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge